     _________________________________________________________________________________________________________________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
      _________________________________________________________________________________________________________________________________________________________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

       __________________________________________________________________________________________________________________________________________________________________________________________
LeapFrog Enterprises, Inc.
(Name of Issuer)
Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
52186N106
(CUSIP Number)

Nick Delany
Chairman
VTech USA Holdings, L.L.C.
1156 W. Shure Dr. #200
Arlington Heights, IL 60004
(847) 400-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:
Richard V. Smith, Esq.
 Mark W. Seneca, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
 (415) 773-5700
February 5, 2016
(Date of Event Which Requires Filing of This Statement)

   ___________________________________________________________________________________________________________________________________________________________________________________________

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

    ___________________________________________________________________________________________________________________________________________________________________________________________

_______________________________________________________________________________________________________________________________________________________________________________________________

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
_______________________________________________________________________________________________________________________________________________________________________________________________

13D

CUSIP No. 52186N106	Page 1 of 13

1	NAMES OF REPORTING PERSONS VTech Holdings Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,036,182

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,036,182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,036,182†

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%‡

14	TYPE OF REPORTING PERSON
HC

*As a result of the transactions discussed in Item 4 of this Schedule 13D, the reporting person may be deemed to be a member of a group under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
† Beneficial ownership of the Class A common stock is being reported because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the relationships described under Items 2, 3 and 4 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission by the reporting person that it is the beneficial owner of any shares of Class A common stock disclosed under this Schedule 13D for purposes of sections 13(d) and 13(g) of the Exchange Act, or for any other purpose and such beneficial ownership is expressly disclaimed.
‡The calculation of this percentage is based on 66,589,763 shares of Class A common stock outstanding as of February 5, 2016 (as represented in the Merger Agreement (defined herein) discussed in Item 4 of this Schedule 13D).

13D

CUSIP No. 52186N106	Page 2 of 13

1	NAMES OF REPORTING PERSONS VTech USA Holdings, L.L.C.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,036,182

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,036,182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,036,182†

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%‡

14	TYPE OF REPORTING PERSON
HC

* As a result of the transactions discussed in Item 4 of this Schedule 13D, the reporting person may be deemed to be a member of a group under Rule 13d-5 of the Exchange Act.
† Beneficial ownership of the Class A common stock is being reported because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the relationships described under Items 2, 3 and 4 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission by the reporting person that it is the beneficial owner of any shares of Class A common stock disclosed under this Schedule 13D for purposes of sections 13(d) and 13(g) of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.
‡ The calculation of this percentage is based on 66,589,763 shares of Class A common stock outstanding as of February 5, 2016 (as represented in the Merger Agreement discussed in Item 4 of this Schedule 13D).

13D

CUSIP No. 52186N106	Page 3 of 13

1	NAMES OF REPORTING PERSONS Bonita Merger Sub, L.L.C.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,036,182

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,036,182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,036,182†

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%‡

14	TYPE OF REPORTING PERSON
OO

* As a result of the transactions discussed in Item 4 of this Schedule 13D, the reporting person may be deemed to be a member of a group under Rule 13d-5 of the Exchange Act.
† Beneficial ownership of the Class A common stock is being reported because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the relationships described under Items 2, 3 and 4 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission by the reporting person that it is the beneficial owner of any shares of Class A common stock disclosed under this Schedule 13D for purposes of sections 13(d) and 13(g) of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.
‡ The calculation of this percentage is based on 66,589,763 shares of Class A common stock outstanding as of February 5, 2016 (as represented in the Merger Agreement discussed in Item 4 of this Schedule 13D).

13D

CUSIP No. 52186N106	Page 4 of 13

1	NAMES OF REPORTING PERSONS Allan WONG Chi Yun*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British National (Overseas)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
866,676

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
866,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
866,676†

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%‡

14	TYPE OF REPORTING PERSON
IN

*As a result of the transactions discussed in Item 4 of this Schedule 13D, the reporting person may be deemed to be a member of a group under Rule 13d-5 of the Exchange Act.
† Beneficial ownership of the Class A common stock is being reported because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the relationships described under Items 2, 3 and 4 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission by the reporting person that it is the beneficial owner of any shares of Class A common stock disclosed under this Schedule 13D for purposes of sections 13(d) and 13(g) of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.
‡ The calculation of this percentage is based on 66,589,763 shares of Class A common stock outstanding as of February 5, 2016 (as represented in the Merger Agreement discussed in Item 4 of this Schedule 13D).

13D

CUSIP No. 52186N106	Page 5 of 13

Item 1.	Security and Issuer

  This statement on Schedule 13D ("Schedule 13D") relates to the Class A common stock, par value $0.0001 per share (the "Class A common stock"), of LeapFrog Enterprises, Inc., a Delaware corporation ("LeapFrog"), whose principal executive offices are located at 401 Hollis Street, Suite 100, Emeryville, California 94608-1463.

Item 2.	Identity and Background
  This Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):
•	VTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability ("VTech"),
•	VTech USA Holdings, L.L.C., a Delaware limited liability company ("Holdings"),
•	Bonita Merger Sub, L.L.C., a Delaware limited liability company ("Merger Sub"), and
•	Dr. Allan WONG Chi Yun, an individual ("Dr. WONG").
  As a result of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons may be deemed to be members of a group under Rule 13d-5 of the Exchange Act.  The principal businesses of VTech are being a global leader in electronic learning products, the world's largest manufacturer of cordless phones and providing highly sought-after contract manufacturing services.  The principal business of Holdings is to hold the U.S. business interests of VTech.  The principal (and sole) business of Merger Sub is to engage in the transactions discussed in the Merger Agreement (defined below).  The principal occupation of Dr. WONG is Chairman of the Board of Directors and Group CEO of VTech.
  The principal business and principal office addresses of VTech and Dr. WONG are 23rd Floor, Tai Ping Industrial Centre, Block 1, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong.  The principal business and principal office addresses of Holdings and Merger Sub are 1156 W. Shure Drive, #200, Arlington Heights, IL 60004.
  The name, business address, present principal occupation or employment, citizenship of each executive officer and director (or persons performing similar functions) of the Reporting Persons are set forth on Attachment A at the end of this Schedule 13D.
  During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Attachment A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

13D

CUSIP No. 52186N106	Page 6 of 13

Item 3.	Source and Amount of Funds or Other Consideration
     As more fully described in Item 4, the Supporting Stockholders (as defined below) entered into the Support Agreement (defined below) and with VTech and Merger Sub.  The Support Agreement was made to induce VTech and Merger Sub to enter into the Merger Agreement.  The Reporting Persons did not use any funds in connection with the Support Agreement except for transaction expenses incurred in connection with the Merger Agreement and Offer (defined below).
  Dr. WONG may be deemed to have acquired beneficial ownership of 866,676 Company Shares (defined below) during the period between February 11 and March 6, 2015 for approximately US$2,208,068 from funds on hand.

Item 4.	Purpose of Transaction
  The Merger Agreement and Tender Offer
  On February 5, 2016, VTech and Merger Sub entered into the Agreement and Plan of Merger (the "Merger Agreement") with LeapFrog.  Pursuant to the Merger Agreement, Merger Sub will commence a tender offer (the "Offer") no later than March 3, 2016 to purchase the outstanding shares of Class A common stock (the "Company Shares") and Class B common stock, par value $0.0001 per share (the "Class B common stock"), of LeapFrog for US $1.00, net to the seller thereof in cash without interest (the "Offer Price").
  Upon successful completion of the Offer, and subject to the satisfaction or waiver of certain additional conditions set forth in the Merger Agreement, Merger Sub will be merged with and into LeapFrog, with LeapFrog surviving as an indirect wholly-owned subsidiary of VTech (the "Merger").  At the effective time of the Merger (the "Effective Time"), each outstanding Company Share will be converted automatically into the right to receive the Offer Price—not including the treasury stock of LeapFrog, stock owned by VTech or stock held by stockholders who have properly exercised and perfected appraisal rights under Delaware law.  The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware.  Accordingly, no vote of the stockholders of the Company will be required to effectuate the Merger.
  This description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement which is attached as exhibit 2.1 to the Form 8-K filed by LeapFrog on February 5, 2016, incorporated into this Schedule 13D as exhibit 1 and incorporated into this Item 4 by this reference.
  The Support Agreement
  In accordance with the Merger Agreement, the directors and certain executive officers of LeapFrog (the "Supporting Stockholders") have entered into a Tender and Support Agreement, dated February 5, 2016 (the "Support Agreement"), with VTech and Merger Sub.  Pursuant to the Support Agreement, the Supporting Stockholders will tender, and not withdraw, all of the Company Shares beneficially owned by them (i.e., 3,036,182 shares of Class A common stock), or later acquired them during the Support Period (as defined below).
  The Supporting Stockholders will take further actions during the Support Period including, but not limited to, to voting the Company Shares beneficially owned by them in favor of the adoption of the Merger Agreement, revoking prior proxies granted with respect to the Company Shares and appointing VTech as each Supporting Stockholder's sole proxy, with full power of substitution, with respect to the Company Shares beneficially owned by them.
  The "Support Period" extends from February 5, 2016 through the earliest to occur of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, or (iii) mutual written consent of VTech and a Supporting Stockholder.

13D

CUSIP No. 52186N106	Page 7 of 13

  This description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement which is attached as exhibit 10.1 to the Form 8-K filed by LeapFrog on February 5, 2016, incorporated into this Schedule 13D as exhibit 2 and is incorporated into this Item 4 by this reference.
  Purpose of Transactions
  The acquisition of the securities of Leapfrog may be deemed to have been taken in furtherance of the transactions described above.  The ultimate plan is for VTech, through Merger Sub, to acquire control of and the entire equity interest in LeapFrog.  The Support Agreement was entered into to induce VTech and Merger Sub to enter into the Merger Agreement.
  Upon completion of the Merger:
•	LeapFrog will become an indirect wholly-owned subsidiary of VTech,
•	The Company Shares will cease to be freely traded or listed on the NYSE,
•	The class of Company Shares will be deregistered under the Exchange Act, and
•	VTech will control the board of directors of LeapFrog and will make other changes in LeapFrog's governing documents as it may deem appropriate.
  Except as disclosed in this Schedule 13D, the Reporting Persons do not have any plans or proposals that relate to, or would bring about, any of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

13D

CUSIP No. 52186N106	Page 8 of 13

Item 5.	Interest in Securities of the Issuer
(a) and (b)
                Pursuant to the Support Agreement and certain relationships, VTech, Holdings and Merger Sub each may be deemed to own beneficially 3,036,182 Company Shares which constitutes approximately 4.6% of the class of Company Shares.  Dr. WONG may be deemed to own beneficially 866,676 Company Shares which constitutes approximately 1.3% of the class of Company Shares.  The percentages are based on 66,589,763 Company Shares outstanding as of February 5, 2016 as represented in the Merger Agreement.
                VTech, Holdings and Merger Sub each may be deemed to share the power to vote or direct the vote, and share the power to dispose or direct the disposition of, 3,036,182 Company Shares or approximately 4.6% of the class of Company Shares.
                As a result of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons may be deemed to be members of a group under Rule 13d-5 of the Exchange Act.  Other than for purposes of Rule 13d-3, the foregoing statements will not be deemed to constitute an admission by the Reporting Persons that the Reporting Person is the beneficial owner of any shares of Class A common stock disclosed under this Schedule 13D for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.  To the Reporting Person's knowledge, other than Dr. WONG, no Company Shares are beneficially owned by any person listed on Attachment A.
(c)
                Except as described above, during the past 60 days none of the Reporting Persons or, to the Reporting Peron's best knowledge, persons listed on Attachment A has effected any transactions in Company Shares.
(d)
                None.
(e)
                Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
               The information disclosed under Items 3, 4 and 5 is incorporated by reference into this Item 6.  The agreements listed as exhibits to this Schedule 13D are further incorporated by reference herein.
               Other than the Merger Agreement and Support Agreement described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Attachment A and any person with respect to any securities of LeapFrog including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

13D

CUSIP No. 52186N106	Page 9 of 13

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1
Agreement and Plan of Merger, dated as of February 5, 2016, by and among LeapFrog Enterprises, Inc., VTech Holdings Limited and Bonita Merger Sub, L.L.C. (incorporated by reference to Exhibit 2.1 to LeapFrog's Form 8-K filed on February 5, 2016).

2	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to LeapFrog's Form 8-K filed on February 5, 2016).

13D

CUSIP No. 52186N106	Page 10 of 13

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 16, 2016

VTech Holdings Limited

By: /s/ King Fai PANG
Name: King Fai PANG
Title: President

VTech USA Holdings, L.L.C.

By: /s/ Nick Delany
Name: Nick Delany
Title: Chairman

Bonita Merger Sub, L.L.C.

By: /s/ Nick Delany
Name: Nick Delany
Title: CEO

/s/Allan WONG Chi Yun
Name: Allan WONG Chi Yun

[Signature Page to Schedule 13D]

13D

CUSIP No. 52186N106	Page 11 of 13

Attachment A

Listed below are the names, citizenship and present principal occupation or employment of the executive officers and directors of VTech.  Similar information is provided for Dr. WONG.  The principal address of VTech disclosed in Item 2 above is incorporated into this Attachment A with respect to the executive officers (Group Senior Management) and directors of VTech and Dr. WONG.

Directors
Name	Citizenship	Present Principal Occupation or Employment
Allan WONG Chi Yun	British National Overseas	Chairman of the Board of Directors and Group CEO of VTech
PANG King Fai	United States of America	Director and President of the Group of VTech
Andy LEUNG Hon Kwong	Canada	Director and CEO of the Contract Manufacturing Services division and oversees the China Services Department of the Group
William FUNG Kwok Lun	British
Independent Non-Executive Director of VTech.  Dr. FUNG is also the Group Chairman of Li & Fung Limited, Chairman and a non-executive director of Global Brands Group Holding Limited, a non-executive director of Convenience Retail Asia Limited and Trinity Limited, an independent non-executive director of Shui On Land Limited, Sun Hung Kai Properties Limited, The Hongkong and Shanghai Hotels, Limited and Singapore Airlines Limited.  Further, Dr. FUNG is a director of the Fung Global Institute, an independent non-profit think-tank based in Hong Kong.

Michael TIEN Puk Sun	Chinese	Independent Non-Executive Director of VTech. Mr. TIEN is the Chairman and Founder of the G2000 Group.
Patrick WANG Shui Chung	Chinese	Independent Non-Executive Director of VTech. Dr. WANG is also the Chairman and CEO of Johnson Electric Holdings Limited and a Non-Executive Director of Tristate Holdings Limited.
WONG Kai Man	Chinese	Independent Non-Executive Director of VTech. Mr. WONG is a retired audit partner of PricewaterhouseCoopers with 32 years of professional accounting experience.

Executive Officers
Name	Citizenship	Present Principal Occupation or Employment
TONG Chi Hoi	Chinese	President of the Telecommunication Products division and oversees the Branded business and ODM worldwide
CHU Chorng Yeong	United States of America
Chief Technology Officer and oversees product development of the Electronic Learning Products division as well as contributing to the Group in establishing technology strategies and product development directions

Shereen TONG Ka Hung	Chinese	Chief Financial Officer and is responsible for accounting and tax, treasury and financial as well as information technology and human resources management functions
CHANG Yu Wai	British	Company Secretary and Group Compliance Officer
Hillson CHEUNG Hoi	Chinese
General Manager – Operations and is responsible for factory operations, quality assurance and supply chain management of both the Electronics Learning Products and Telecommunication Products divisions.

13D

CUSIP No. 52186N106	Page 12 of 13

VTech USA Holdings, L.L.C., a Delaware limited liability company

Listed below are the names, citizenship and present principal occupation or employment of the directors and executive officers of Holdings.  The principal address of Holdings disclosed in Item 2 above is incorporated into this Attachment A with respect to such directors and executive officers.

Directors
Name	Citizenship	Present Principal Occupation or Employment
CHANG Yu Wai	British	Director, and see information provided above
Shereen TONG Ka Hung	Chinese	Director, and see information provided above

Executive Officers
Name	Citizenship	Present Principal Occupation or Employment
Nick Delany	United States of America	Chairman and President
Alec Anderson	United States of America	Secretary and Treasurer and oversees tax and insurance,
and oversees finance and accounting for VTech
Communications, Inc.

13D

CUSIP No. 52186N106	Page 13 of 13

Bonita Merger Sub, L.L.C., a Delaware limited liability company

Listed below are the names, citizenship and present principal occupation or employment of the directors (managers) and executive officers of Merger Sub.  The principal address of Merger Sub disclosed in Item 2 above is incorporated into this Attachment A with respect to such directors (managers) and executive officers.

Directors (Managers)
Name	Citizenship	Present Principal Occupation or Employment
Nick Delany	United States of America	Manager
William To	United States of America	Manager and President of VTech Electronics North America, LLC

Executive Officers
Name	Citizenship	Present Principal Occupation or Employment
Nick Delany	United States of America	CEO
William To	United States of America	President and President of VTech Electronics North America, LLC
Alec Anderson	United States of America	Secretary and Treasurer, and see information above
Kenton Erwin	United States of America	Vice President and General Counsel and General Counsel of VTech Communications, Inc.